Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

March 22, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ken Ellington and Anu Dubey

Re:	Dreyfus Premier Worldwide Growth Fund, Inc.

Registration Statement on Form N-14 (File No: 333-223161)

Ladies and Gentlemen:

On behalf of Dreyfus Premier Worldwide Growth Fund, Inc. (the "Registrant"), on or about March [21], 2018 we plan to file Pre-Effective Amendment No. 1 (the "Amendment") to the Registrant's Registration Statement on Form N-14 (the "Registration Statement") related to the reorganization of Dreyfus Core Equity Fund (the "Fund"), a series of The Dreyfus/Laurel Funds, Inc., into Dreyfus Worldwide Growth Fund (the "Acquiring Fund"), a series of the Registrant (the "Reorganization"). The filing will be marked to show changes from the version of the Prospectus/Proxy Statement filed as part of the Registration Statement on February 22, 2018 (the "Initial Filing"). The revisions consist primarily of changes made in response to the comments given telephonically by the staff (the "Staff") of the Securities and Exchange Commission. This letter will address comments given by Anu Dubey of the Staff to the undersigned on March 21, 2018 in response to a letter filed on March 20, 2018 relating to the comments given on the Initial Filing. Set forth below are Ms. Dubey's comments and the Registrant's responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Registration Statement.

Voting Information

1.	Staff Comment: The second sentence of the fifth paragraph states: "If a quorum is not present at the Meeting, or if a quorum is present but sufficient votes to approve the proposal are not received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies for the Fund." The Staff agrees with the Registrant that it is not prohibited to give a proxy authority to adjourn a meeting, but believes that if such authority is given, it must be set out as a separate matter on the proxy card, pursuant to Rule 14a-4(a)(3) of the Securities Exchange Act of 1934, as amended. The Staff does not believe that the exemptions given under Rule 14a-4(c)(3) or Rule 14a-4(c)(7) would apply to the Registrant's shareholder meeting. Accordingly, please add a vote to adjourn the shareholder meeting as a separate matter on the proxy card. Alternatively, the Registrant may rely on state law provisions which allow the chair of a shareholder meeting to adjourn the meeting. This option, however, bestows fiduciary duties upon the chair (see Investment Company Act Release No.7659 (1973) (the "Release")).

Response: The Registrant respectfully declines the Staff's recommendation of adding a separate adjournment matter to its proxy card, and will instead rely on the aforementioned state law provisions. Accordingly, the fifth and sixth paragraphs of the Voting Information will be revised as follows:

"A quorum is constituted for the Fund by the presence in person or by proxy of the holders of one-third (33-1/3%) of the Fund's outstanding shares entitled to vote at the Meeting. If a quorum is not present at the Meeting, the Chair of the Meeting has the power to adjourn the Meeting from time to time without notice, other than announcement at the Meeting, until such quorum is present. The Chair of the Meeting or the Company's Board may determine to postpone the Meeting or adjourn the Meeting (including in the event a quorum is present) in the sole discretion of the Chair or Board for any reason, including, to solicit sufficient votes to approve a proposal. In determining whether to adjourn the Meeting, the following factors may be considered: the nature of the proposal, the percentage of favorable votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to Fund shareholders with respect to the reasons for the solicitation."

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Securities and Exchange Commission

March 22, 2018

Questions and Answers

2.	Staff Comment: The second paragraph of the third Q&A states that the Acquiring Fund "invests at least 25% of its assets in foreign companies" and "at least 25% of its assets in U.S. companies," meaning that the Acquiring Fund may be investing up to 75% of its assets in U.S. companies. As the Acquiring Fund has "Worldwide" in its name, the 25% disclosure is not sufficient to show that the Acquiring Fund's assets are economically tied to a number of countries throughout the world. The Staff believes that the Registrant's response to this issue does not address the Staff's concerns, as the Acquiring Fund may still invest up to 75% of its assets in U.S. companies. The Staff suggests that the Registrant confirm it will add disclosure to its prospectus that it can increase the minimal amount of assets that are invested in foreign issuers (e.g., 40%) if, for this purpose, companies domiciled in the U.S. or principally traded in the U.S. can be treated as foreign or non-U.S. companies if they derive at least half of their profit from a non-U.S. country or at least half of their assets from a variety of non-U.S. countries. (See Virtus Global Opportunities Fund SEC Response Letter (April 14, 2016) and Guinness Atkinson Fund SEC Response Letter (December 1, 2015)).

Response: References to the Acquiring Fund investing at least 25% of its assets in foreign companies and at least 25% of its assets in U.S. companies will be deleted. The following disclosure will be added to the Amendment, as well as the Acquiring Fund's prospectus, where applicable: "Under normal circumstances, at least 40% of the Fund's assets will be invested in companies that have significant exposure to the economies of countries other than the United States. These are companies that are organized or domiciled in a foreign country or have at least 50% of their assets outside the U.S. or at least 50% of their revenues or profits are from goods produced or sold, investments made, or services performed outside the United States."

Should members of the Staff have any questions or comments, please contact me at 212.969.3379 or, in my absence, contact David Stephens at 212.969.3357.

Very truly yours,

/s/ Kim Kaufman

Kim Kaufman

cc:	David Stephens

Jeff Prusnofsky